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                                                                      Exhibit 28

            [LETTERHEAD OF ALCO STANDARD CORPORATION APPEARS HERE]


                ALCO STANDARD ANNOUNCES OFFERING OF 3.4 MILLION
                    SHARES OF CONVERTIBLE 3-YEAR SECURITIES


VALLEY FORGE, PENNSYLVANIA -- JULY 5, 1995--Alco Standard Corporation
(NYSE:ASN) announced today that it intends to offer approximately 3.4 million shares of Automatically Convertible Equity Securities. The securities will ultimately result in the issuance of common stock in three years. The purpose of the offering is to fund the Company's ongoing program. Goldman, Sachs & Co., Lehman Brothers and Prudential Securities Incorporated are managing the offering.

Alco expects to report earnings for the third quarter ended June 30, 1995 on July 20, 1995. As discussed in the preliminary prospectus for the offering, the Company expects earnings of approximately $.98 per share for the quarter, which represents a 22.5% increase over adjusted earnings per share of $.80 for the third quarter of fiscal 1994. The Company's anticipated third quarter results are consistent with its earnings expectation of $3.60 per share for the fiscal year ending September 30, 1995 compared to $2.87 for the 1994 fiscal year.

Alco Standard Corporation, headquartered in Valley Forge, Pennsylvania, is a publicly owned company which markets and distributes office equipment, paper and imaging products and supply systems. Annual revenues in 1994 were $8 billion.


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